Date: November 26, 2018

510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PAN AMERICAN SILVER CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type : Special Meeting
Record Date for Notice of Meeting : November 29, 2018
Record Date for Voting (if applicable) : November 29, 2018 Beneficial Ownership Determination Date : November 29, 2018 Meeting Date : January 08, 2019
Meeting Location (if available) : Vancouver, BC
Issuer sending proxy related materials directly to NOBO: No (AMENDED)
Issuer paying for delivery to OBO:    Yes (AMENDED)

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders    No

NAA for Registered Holders    No

Voting Security Details:

Sincerely,

Computershare
Agent for PAN AMERICAN SILVER CORP.